UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Rosetta Stone Inc.

(Name of Issuer)

Common Stock, $.00005 par value

(Title of Class of Securities)

777780107

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 11 Pages

CUSIP No. 777780107	Page 2 of 11 Pages

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). John H. Lewis
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 230,683
	6.	Shared voting power 1,703,157
	7.	Sole dispositive power 230,683
	8.	Shared dispositive power 1,703,157
9.	Aggregate amount beneficially owned by each reporting person 1,933,840
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 8.8%
12.	Type of reporting person (see instructions) IN

CUSIP No. 777780107	Page 3 of 11 Pages

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Osmium Partners, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 1,703,157
	7.	Sole dispositive power 0
	8.	Shared dispositive power 1,703,157
9.	Aggregate amount beneficially owned by each reporting person 1,703,157
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 7.8%
12.	Type of reporting person (see instructions) IA, OO

CUSIP No. 777780107	Page 4 of 11 Pages

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Osmium Capital, LP
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 549,325
	7.	Sole dispositive power 0
	8.	Shared dispositive power 549,325
9.	Aggregate amount beneficially owned by each reporting person 549,325
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 2.5%
12.	Type of reporting person (see instructions) PN

CUSIP No. 777780107	Page 5 of 11 Pages

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Osmium Capital II, LP
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 520,041
	7.	Sole dispositive power 0
	8.	Shared dispositive power 520,041
9.	Aggregate amount beneficially owned by each reporting person 520,041
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 2.4%
12.	Type of reporting person (see instructions) PN

CUSIP No. 777780107	Page 6 of 11 Pages

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Osmium Spartan, LP
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 152,034
	7.	Sole dispositive power 0
	8.	Shared dispositive power 152,034
9.	Aggregate amount beneficially owned by each reporting person 152,034
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 0.7%
12.	Type of reporting person (see instructions) PN

CUSIP No. 777780107	Page 7 of 11 Pages

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Osmium Diamond, LP
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 128,678
	7.	Sole dispositive power 0
	8.	Shared dispositive power 128,678
9.	Aggregate amount beneficially owned by each reporting person 128,678
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 0.6%
12.	Type of reporting person (see instructions) PN

CUSIP No. 777780107	Page 8 of 11 Pages

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Osmium Special Opportunity Fund, LP
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 353,079
	7.	Sole dispositive power 0
	8.	Shared dispositive power 353,079
9.	Aggregate amount beneficially owned by each reporting person 353,079
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 1.6%
12.	Type of reporting person (see instructions) PN

CUSIP No. 777780107

Item 1.

(a)	The name of the issuer is Rosetta Stone Inc. (the “Issuer”).

(b)	The principal executive office of the Issuer is located at 1919 North Lynn St., 7th Fl., Arlington, VA 22209.

Item 2.

(a)	This statement (this “Statement”) is being filed by John H. Lewis, the controlling member of Osmium Partners, LLC, a Delaware limited liability company (“Osmium Partners”), which serves as the general partner of Osmium Capital, LP, a Delaware limited partnership (the “Fund”) and Osmium Capital II, LP, a Delaware limited partnership (“Fund II”), Osmium Spartan, LP, a Delaware limited partnership (“Fund III”), Osmium Diamond, LP, a Delaware limited partnership (Fund IV), and Osmium Special Opportunity Fund, LP, a Delaware limited partnership (Fund V) (all of the foregoing, collectively, the “Filers”). The Fund, Fund II, Fund III, Fund IV and Fund V are private investment vehicles formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Fund, Fund II, Fund III, Fund IV and Fund V directly own the common shares reported in this Statement (other than the 230,683 shares owned directly by Mr. Lewis). Mr. Lewis and Osmium Partners may be deemed to share with the Fund, Fund II, Fund III, Fund IV and Fund V (and not with any third party) voting and dispositive power with respect to such shares. Each Filer disclaims beneficial ownership with respect to any shares other than the shares owned directly by such Filer.

(b)	The Principal Business Office of the Filers is 300 Drakes Landing Road, Suite 172, Greenbrae, CA 94904.

(c)	For citizenship information see Item 4 of the cover sheet of each Filer.

(d)	This Statement relates to the Ordinary Shares of the Issuer.

(e)	The CUSIP Number of the Common Stock of the Issuer is 777780107.

Item 3.

Not applicable.

Item 4.	Ownership.

See Items 5-9 and 11 on the cover page for each Filer, and Item 2. The percentage ownership of each Filer is based on 21,889,614 shares of Common Stock outstanding as of October 31, 2013, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 as filed with the SEC on November 7, 2013.

Page 9 of 11 Pages

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2014

John H. Lewis
Osmium Partners, LLC
Osmium Capital, LP
Osmium Capital II, LP
Osmium Spartan, LP
Osmium Diamond, LP
Osmium Special Opportunity Fund, LP

By:	/s/ John H. Lewis
John H. Lewis, for himself and as Managing Member of Osmium Partners, LLC, for itself and as General Partner of Osmium Capital, LP, Osmium Capital II, LP, Osmium Spartan, LP, Osmium Diamond, LP, and Osmium Special Opportunity Fund, LP

Page 11 of 11 Pages

EXHIBIT INDEX

Exhibit No.	Document

1	Joint Filing Agreement

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $.00005 per share, of Rosetta Stone Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.

Dated: February 12, 2014

John H. Lewis
Osmium Partners, LLC
Osmium Capital, LP
Osmium Capital II, LP
Osmium Spartan, LP
Osmium Diamond, LP
Osmium Special Opportunity Fund, LP

By:	/s/ John H. Lewis
John H. Lewis, for himself and as Managing Member of Osmium Partners, LLC, for itself and as General Partner of Osmium Capital, LP, Osmium Capital II, LP, Osmium Spartan, LP, Osmium Diamond, LP and Osmium Special Opportunity Fund, LP